June 3, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam:

We have read the second and third paragraphs of Item 4 included in the form 8-K dated June 3, 2002 of Franklin Covey Co., to be filed with the Securities and Exchange Commission, and are in agreement with the statements contained therein.

Very truly yours,

Arthur Andersen LLP

cc:	Mr. Stephen D. Young Senior Vice-President, Controller Franklin Covey Co.